Britton & Koontz Capital Corporation


500 Main Street
P O Box 1407
Natchez, MS  39121


601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com



FOR IMMEDIATE RELEASE:           FOR MORE INFORMATION:
November 3, 1998                 W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)         Bazile R. Lanneau, Jr., Vice President & CFO



BRITTON & KOONTZ DECLARES SEMI-ANNUAL DIVIDEND

Natchez, Mississippi-- Britton & Koontz Capital Corporation declared a semi-annual dividend of $.30 per share payable December 15, 1998, to shareholders of record as of November 27, 1998. The dividend represents an increase of $.01 per share over the $.29 per share dividend paid in June, 1998, bringing the total annual dividend for 1998 to $.59 per share.

Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of September 30, 1998, the Company reported assets of $175.4 million and equity of $19.2 million. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at September 30, 1998, amounted to 1,767,064.